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SEC FILE NUMBER
8-53442

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Five 9 Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

999 Corporate Drive, Suite 100
(No. and Street)

Ladera Ranch	CA	92694
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Rogers (310) 993-9952
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Jay L. Rogers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Five 9 Securities, LLC, as of [redacted] DECEMBER 31, 2018, [redacted], are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Managing Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

> ***A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.***

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on this 21st day of March, 2019 by Jay L. Rogers proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

BRITTNEY KLAGGE
Notary Public - California
Riverside County
Commission # 2110040
My Comm. Expires May 29, 2019

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of Five 9 Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Five 9 Securities, LLC (the "Company") as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has suffered recurring losses from operations and has a net capital concern that raise substantial doubt about its ability to continue as a going concern. Management's evaluation and plans regarding these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Supplemental Information

The information contained in Schedules I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
April 2, 2019

Five 9 Securities, LLC
Statement of Financial Condition
December 31, 2018

Assets

Cash	$	5,939
Accounts Receivable		57,500
Fixed Assets, Net		502
Other Assets		1,747
Rent Deposit		600
Total Assets	$	66,288

Liabilities and Member's Equity

Liabilities		
Commissions Payable	$	48,750
Other payables		51
Total Liabilities		48,801
Member's Equity		
Member's Equity		17,487
Total Member's Equity		17,487
Total Liabilities and Member's Equity	$	66,288

See Accompanying Notes to Financial Statements

Five 9 Securities, LLC
Statement of Operations
For the Year Ended December 31, 2018

Revenues		
Consulting Income	$	30,000
Other Fees		2,116
Total Revenues	$	32,116
Expenses		
Advertising Expense	$	1,614
Salary Expense		105,000
Payroll Expense		8,423
Regulatory Expense		26,467
Travel & Entertainment		4,291
Professional Fees		43,801
Insurance Expense		10,397
Depreciation Expense		1,304
Rent		17,235
Office expenses		18,199
Goodwill Impairment Loss		45,223
Total Expenses	$	(281,954)
Income Before Tax Provision	$	(249,838)
Federal		--
State		3,227
Net Income (Loss)	$	(253,065)

See Accompanying Notes to Financial Statements

Five 9 Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2018

	Total
Balance, December 31, 2017	$ 133,052
Net Income (Loss)	(253,065)
Member's Contributions	137,500
Balance, December 31, 2018	$ 17,487

See Accompanying Notes to Financial Statements

Five 9 Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash Flows from Operating Activities		
Net Income (Loss)	$	(253,065)
Depreciation expense		1,304
Goodwill impairment loss		45,223
Changes in operating assets and liabilities		
Decrease in accounts receivable	$	118,000
Decrease in other assets		32,106
Decrease in rent deposits		3,300
Decrease in accounts payable		(4,762)
Decrease in commission payable		(97,500)
Decrease in other payable		(4,871)
Net cash used by operating activities		(160,265)
Cash Flow from Financing Activities		
Member's contributions		137,500
Net Decrease in Cash		(22,765)
Cash: Beginning of the Year		28,704
Cash: End of the Year	$	5,939

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ -
Income taxes	$ 3,227

See Accompanying Notes to Financial Statement

Note 1 – Organization and Nature of Business

Five 9 Securities, LLC (the "Company"), formerly known as BLP Advisors, LLC, was incorporated in Delaware as a limited liability company in April 2001. The Company is engaged in the business of providing merger and acquisition advisory services. The company is a broker dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

Five 9 Securities, LLC is a single member limited liability company and a wholly owned subsidiary of Five 9 Holdings, LLC (the "Parent Company") which is the sole managing member.

Note 2 – Summary of Significant Accounting Policies

<u>Cash</u>

The Company maintains its cash in a bank deposit account which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

<u>Revenue Recognition</u>

The Company earns fees providing merger, acquisition, and other services, whereby fees determined by the engagement letter for each transaction and may include retainer payments as well as success fees which are paid at the closing of a transaction. Generally, retainer payments that are paid monthly continue until the transaction referenced is closed, the work is completed, or the contract expires. Due to the complexity of certain contracts, the actual revenue recognition treatment required under the standard will depend on contract-specific terms and in some instances may vary from recognition at the time of billing.

Accounts receivable at December 31, 2018 are recorded at the invoiced amount and do not bear interest. Management believes that the accounts receivable at December 31, 2018 are fully collectible.

<u>Advertising</u>

Advertising costs are charged to operations when incurred. Advertising and promotional expenses were $1,614 for the year ended December 31, 2018.

Summary of Significant Accounting Policies (continued)

Commission Expense

Commission expense is recorded when services are provided and related commission income and consulting fee revenue is recognized.

Accounting for Income Taxes

The Company is treated as a single member limited liability company for all relevant jurisdictions and its taxable income and taxes paid, if any, are included with the income tax return of the member. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2015.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Note 3 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $5,888 which was $888 in excess of its required net capital of $5,000. The Company's aggregate indebtedness of $48,801 ratio to net capital was 8.29 to 1.

Note 4– Commitments and Contingencies

The Company's operations for the year ended December 31, 2018 resulted in significant losses and was only able to maintain operations via capital contributions from the Parent Company. The Parent Company has pledged to continue to provide needed liquidity to fund the Company's operations.

Note 5 – Exemption from the SEC Rule 15c3-3

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements and possession or control provisions of Rule 15c3

Note 6 – Goodwill Impairment Loss

The Company has recorded goodwill pursuant to a business acquisition in an amount in excess of the cost of the acquisition cost over the fair value of acquired net assets. Subsequently, goodwill is written down only when, and if, impairment is identified and measured, based on future events and conditions. Five 9 Securities, LLC test goodwill for impairment on an annual basis and on an interim basis when certain events or circumstances exist. Due to the inactivity of the business acquisition, the Company has determined that the Goodwill balance is fully impaired. Goodwill Impairment Loss of $45,223 is presented on the Statement of Operations for the year ended December 31, 2018.

Note 7 – Subsequent Events

Management has evaluated the events for the period from its year end December 31, 2018 through the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Note 8 – Fixed Assets, Net

Fixed Assets are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Equipment	$3,612	5-7
Less: accumulated depreciation	(3,110)	
Fixed assets, net	$ 502	

Depreciation expense for the year ended December 31, 2018 was $1,304.

Note 9 – Recently Issued Accounting Pronouncements

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"), superseded nearly all existing revenue recognition guidance under GAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 is effective for the Company as of its year ended December 31, 2018.

ASC Topic 606 had no material impact on the Company's financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-02 is effective for the Company as of its year ending December 31, 2018.

Management is evaluating the impact that ASU 2016-02 will have on the Company's financial statements.

Five 9 Securities, LLC
Schedule I -- Computation of Net Capital Requirements Pursuant
To SEC Rule 15c3-1
December 31, 2018

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 17,487
Non-allowable assets:	
Deferred Receivable less related liabilities	(8,750)
Fixed assets	(502)
Other non-allowable assets	(1,747)
Rent deposit	(600)
Total Non-allowable assets	$ 11,599
Net Capital	$ 5,888
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness- 6-2/3% of net aggregate indebtedness	3,253
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Capital	$ 888
Computation of Aggregate Indebtedness	
Total liabilities	$ 48,801
Ratio of aggregate indebtedness to net capital	8.29 to 1

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d) (4):

Net capital unaudited		$ 5,888
Audit adjustment		
Non-allowable assets	45,223	
Member's Equity	(45,223)	-
Net capital audited		$ 5,088

See Report of Independent Registered Public Accounting Firm

Five 9 Securities, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3
As of December 31, 2018

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

Five 9 Securities, LLC
Schedule III – Information Relating to Possession or Control Requirements under SEC Rule 15c3-3
As of December 31, 2018

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the possession or control provisions of Rule 15c3-3.

Five 9 Securities, LLC
Report on Exemption Provisions
Pursuant to 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2018

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Five 9 Securities, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Five 9 Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Five 9 Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Five 9 Securities, LLC stated that Five 9 Securities, LLC met the identified exemption provisions throughout the year ended December 31, 2018, without exception. Five 9 Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Five 9 Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
April 2, 2019

☎ 818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Assertions Regarding Exemption Provisions

We, as members of management of Five 9 Securities, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the year ended December 31, 2018.

Five 9 Securities, LLC

By:

Jay Rogers, Managing Principal

Five 9 Securities, LLC
Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2018

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